Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS

Supplement Dated July 19, 2016 to the Contract Prospectus and Contract Prospectus Summary, each dated May 1, 2016, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the LKCM Aquinas Growth Fund

Notice of and Important Information About An Upcoming Fund Reorganization

The Board of Trustees of the LKCM Aquinas Growth Fund approved a proposal to reorganize the following "Merging Fund" with and into the following "Surviving Fund." The proposed reorganize is subject to approval by the shareholders of the Merging Fund. If shareholder approval is obtained, it is expected the reorganization will be effective on or about July 29, 2016 (the "Reorganization Date").

Merging Fund	Surviving Fund
LKCM Aquinas Growth Fund	LKCM Aquinas Catholic Equity Fund

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, you may transfer amounts allocated to the subaccount that invests in the Merging Fund to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the "**Transfers**" section of your Contract Prospectus or Contract Prospectus Summary for information about making subaccount transfers.

On the Reorganization Date:
- Your investment in the subaccount that invested in the Merging Portfolio will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation; and
- All existing account balances invested in the LKCM Aquinas Growth Fund will automatically become investments in the subaccount that invests in the LKCM Aquinas Catholic Equity Fund, and the effect of this transaction is to give contract owners an investment in a similar fund managed by the same investment adviser at a lower cost.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Fund will no longer be available through your contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in the Merging Fund will be automatically allocated to the subaccount that invests in the corresponding Surviving Fund. See the "**Transfers**" section of your Contract Prospectus or Contract Prospectus Summary for information about making fund allocation changes.

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting us at Customer Service, Defined Contribution, P.O. Box 990063, Hartford, CT 06199-0063 or calling us at 1-800-262-3862.

Information about the LKCM Aquinas Catholic Equity Fund. In connection with the upcoming fund reorganization involving LKCM Aquinas Growth Fund, effective on the Reorganization Date, the LKCM Aquinas Catholic Equity Fund will be added to your contract as an available investment option. The following chart lists summary information regarding the LKCM Aquinas Catholic Equity Fund and is added to **APPENDIX V** in your Contract Prospectus and Contract Prospectus Summary.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
LKCM Aquinas Catholic Equity Fund **Investment Adviser:** Luther King Capital Management Corporation	Seeks to maximize long-term capital appreciation, while incorporating Catholic values investing principles in the investment process.

More Information is Available

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:

Customer Service
Defined Contribution
P.O. Box 990063
Hartford, CT 06199-0063

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. ***Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***